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NEWS RELEASE

NR10-27

December 20, 2010

Initial Soil Sample Results Received from Cobrecon

Geophysical and Geochemical Targets Outline Potential

Copper-Molybdenum Porphyry and Skarn Gold-Copper Mineralization

Drill-Testing of Lucero Gold Target Commences

Vancouver, British Columbia - Dorato Resources Inc. (“Dorato” or the “Company”) (OTCQX: DRIFF, TSX-V: DRI, Frankfurt: D05) is pleased to announce that positive results of initial soil sampling at Target T4 have been received from Minera Afrodita.  This anomaly is located in the northern part of the Cobrecon target area, where anomalous stream sediment samples cover an area of approximately 29 square kilometres.  The new soil sampling results, combined with geophysical data and preliminary mapping, define a copper-molybdenum porphyry target together with a gold-copper skarn target.

Additionally, Minera Afrodita has now commenced drill-testing at the Lucero target, located in the Taricori Block and initial results are expected in early Q1-2011.  Dorato has a right to acquire 100% of Minera Afrodita.

TARGET T4 (COBRECON)

Geophysical target T4 (news release NR10-26) is located within the larger Cobrecon geochemical anomaly, defined by 29 square kilometres of anomalous rock and stream sediment anomalies.  Within this larger anomaly, recently announced geophysical target T4 has provided focus within a broad geochemical anomaly.

Geophysical Data

Target T4 consists of a two-kilometre wide, northwest-trending magnetic anomaly – a series of sharp, high intensity magnetic highs, bordered to the southwest by a broader area of magnetic low.  The broad magnetic low is considered permissive for porphyry-style mineralization and the magnetic-high trending northwest adjacent to the magnetic low is strikingly similar to magnetic anomalies known to be associated with skarn gold-copper mineralization at the Lucero prospect.  The northwest trend is consistent with the dominant mineralized trend in the porphyry copper-gold district to the north in Ecuador (Mirador, Panantza, and San Carlos deposits, totalling 25 billion pounds of copper) as well as being an important mineralized trend at the Fruta del Norte gold deposit (13.6 million ounces gold), located just across the border to the north.

Figure 1:  Soil Geochemical Results – Cobrecon Target (T4).  These are preliminary results from an on-going program of ridge soil sampling. The small black dots are from lines that are pending results. In 2011 the work will continue to completely cover the area of magnetic high anomalies, outlined in magenta, as well as a magnetic low coincident with anomalous soil geochemistry, outlined in green.

Geochemical Support

New soil sample results from ridge traverses over the T4 anomaly indicate a coincident one-kilometre long soil anomaly of high molybdenum and copper values centred over low zinc values (Figures 1) – this is typical of the zonation seen in porphyry centres in tropical-weathered soils such as the Mirador Porphyry deposits in Ecuador.

At Cobrecon, only the northern-most magnetic high is covered by the soil sampling.  In areas where sample data is available, anomalous gold, copper and zinc values are coincident with the geophysical high (Figure 1).  This geochemical response is consistent with anomalies identified over known gold-copper skarn mineralization at Lucero.

Ongoing Work

The next step is to further investigate the significance of the targets and generate drill targets for Q2-2011.  Additional soil sampling will be completed along ridges to the southeast, over the magnetic highs, with concurrent outcrop mapping and sampling from drainages within the anomalies.

LUCERO DRILL TARGETS

Drill-testing of the Lucero Target, located in the Taricori Block, is underway and initial results are expected in January 2011.  Following identification of coincident magnetic and electromagnetic anomalies, the Lucero target was significantly expanded by stream sediment sampling, panning, soil sampling, mapping and trenching, as well as a second, more detailed, 50-metre line-spaced geophysical survey.

Most recently, the results of additional trenches were announced (news release NR10-25) including 50 metres grading 1.01 g/t and 63.2 metres grading 1.63 g/t gold, both of which were open-ended surface intercepts.  The significance of the entire batch of trench results was that consistent gold mineralization was identified in trenches over an area of 730 metres by 530 metres and in multiple trenches rather than the single trench announced several months ago.  The area of new trenching is located within a greater soil and rock geochemical anomaly measuring 1,100 metres by 750 metres.

At Lucero, the presence of extensive plus 1 g/t gold mineralization at surface points to potential bulk-tonnage style gold mineralization.  Drilling is essential to testing this interpretation.

Cordillera Del Condor Background

The Cordillera del Condor has been one of the most important gold-bearing areas in Ecuador and Peru since pre-Incan times.  On the Ecuador side of the border, historical high-grade, small scale gold production is reported to have exceeded 100,000 oz per year.

Modern exploration on the Ecuadorian side of the border has resulted in the discovery of multiple, significant and world-class gold and base metal-bearing districts, such as Kinross Gold Corp’s Fruta del Norte Gold deposit with an inferred resource of 13.6 million contained ounces of gold averaging 7.23 g/t gold), the Mirador Copper-Gold porphyry deposit (recently sold by Corriente Resources Inc.) with measured & indicated resources of 438 million tonnes at 0.61% copper, 0.19 g/t gold plus inferred resources 235 million tonnes at 0.52% copper, 0.17 g/t gold, and the Mirador Norte Copper-Gold porphyry deposit (indicated 171 million tonnes at 0.51% copper, 0.09 g/t gold; inferred 46 million tonnes at 0.51% copper, 0.07 g/t gold), and Dynasty Metals & Mining Inc’s Jerusalem Gold deposit in the Chinapintza district with measured & indicated resources of 0.58 million contained ounces gold at 12.4 g/t gold plus an additional  0.71 million ounces inferred contained ounces averaging 11.5 g/t gold).  The technical information with respect to the above deposits was obtained through the respective companies’ public disclosure documents available on SEDAR.

Qualified Person

EurGeol Keith J. Henderson, P.Geo. Dorato’s President and CEO and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis for this news release.  Mr. Henderson is not independent of the Company as he is an officer and a shareholder.

The results of the geophysical survey have been reviewed by Brian Williams, consulting geophysicist, who checked data quality during data acquisition and assists with ongoing interpretation.

The geochemical results were reviewed by Tansy O’Connor-Parsons, Senior Geochemist.  Minera Afrodita on-site personnel rigorously collect and track samples which are then security sealed and shipped to ACME Laboratories, Lima, Peru for assay.  ACME's quality system complies with the requirements for the international standards ISO 9001:2000 and ISO 17025:1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Blind certified reference material is inserted at regular intervals into the sample sequence by field personnel in order to independently assess analytical accuracy. In addition, representative blind duplicate samples are routinely forwarded to ACME and an ISO-compliant third party laboratory for additional quality control.

About Dorato Resources Inc.

Dorato Resources Inc. is mineral exploration company focused on the highly prospective Cordillera del Condor Gold District in northern Peru and adjacent to the border with Ecuador – one of the most important gold-bearing districts in the region since pre-Incan times.  Dorato, through a series of option agreements has the right to wholly acquire an extensive land package of approximately 1,050-square-kilometres – providing the Company with the largest land position in the Cordillera del Condor and a highly strategic position in this emergent gold district.  Dorato is well funded and possesses experienced management with a proven track record.

On behalf of the board of directors of

DORATO RESOURCES INC.

(signed) “Keith J. Henderson”
President and CEO

For further information please contact:

Steve Stakiw, Manager – Corporate Communications

Michael Pound, Manager – Investor Relations

Email: info@doratoresources.com

Phone: 604-638-5817

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statement

This press release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” within the meaning of the British Columbia Securities Act and the Alberta Securities Act. Generally, the words “expect”, “intend”, “estimate”, “will” and similar expressions identify forward-looking information. By their very nature, forward-looking statements are subject to known and unknown risks and uncertainties that may cause our actual results, performance or achievements, or that of our industry, to differ materially from those expressed or implied in any of our forward looking information. Statements in this press release regarding Dorato’s business or proposed business, which are not historical facts are forward-looking information that involve risks and uncertainties, such as estimates and statements that describe Dorato’s future plans, objectives or goals, including words to the effect that Dorato or management expects a stated condition or result to occur. Since forward-looking statements address events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements. Investors are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date they are made. All of the Company’s Canadian public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties. The foregoing commentary is based on the beliefs, expectations and opinions of management on the date the statements are made. The Company disclaims any intention or obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise.

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